FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, Canadian,  # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel        +27 11 562-9775
Mobil     +27 (0) 79 694-0267
email      Zakira.Amra@goldfields.co.za

Nikki Catrakilis-Wagner
Tel          +27 11 562-9706
Mobile     +27 (0) 83 309-6720
email        Nikki.Catrakilis-Wagner@
                goldfields.co.za

Willie Jacobsz
Tel          +508 839-1188
Mobile     +857 241-7127
email        Willie.Jacobsz@
                gfexpl.com
Media Enquiries

Sven Lunsche
Tel          +27 11 562-9763
Mobile     +27 (0) 83 260-9279
email       Sven.Lunsche@
               goldfields.co.za

MEDIA RELEASE
FATALITIES AT KDC MINE
Johannesburg, 28 July 2011: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) regrets to
announce the death of two employees at the Number 7 Shaft
at its KDC East (formerly Kloof) mine after a seismic-related accident. Another five employees were injured, of whom two
were hospitalised and are in a stable condition. The other three employees suffered only minor injuries.

The accident occurred following a seismic event earlier today, measuring 1.6 on the Richter scale.

The relevant authorities, including the Safety Inspectorate of the Department of Mineral Resources (“DMR”), were
immediately notified. All employees were withdrawn from the
reef horizon at the shaft after the accident. The DMR issued a
Section 54 stopping both KDC East and KDC West (formerly
Driefontein) until the mine has completed the statutory
investigation and presented the findings to the DMR.

Nick Holland, Chief Executive Officer of Gold Fields, said: “Our heartfelt condolences go out to family, friends and colleagues of the deceased. Management will do everything possible to
support them in this hour of need. This accident shows that
there cannot be any let-up in our efforts to mine safely.”

ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 28 July 2011
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs